Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 4 to the Registration Statement (Form S-4 No. 333-171426) and related Prospectus of Allegheny Technologies Incorporated for the registration of 7,384,160 shares of its common stock and the Proxy Statement of Ladish Co., Inc. included in such Registration Statement and to the incorporation by reference therein of our reports dated February 28, 2011, with respect to the consolidated financial statements of Allegheny Technologies Incorporated, and the effectiveness of internal control over financial reporting of Allegheny Technologies Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
March 24, 2011